Exhibit 99.1

Central GoldTrust Responds to Announcement by Sprott

(Toronto, April 23, 2015) Central GoldTrust ("CGT" or the "Trust") (TSX:GTU) acknowledges the announcement by Sprott Asset Management LP ("Sprott") that it intends to make an offer to acquire all of the outstanding units of CGT.

CGT has not previously been contacted by Sprott concerning an offer. CGT cautions its unitholders that Sprott has not made a formal offer and no action is required by CGT unitholders at this time. CGT recommends that unitholders defer taking any action until after Sprott's offer has been made and the Trustees of CGT make a recommendation concerning the merits of the offer.

CGT has formed a Special Committee of its Trustees, consisting of Bruce Heagle, Brian Felske, Ian McAvity and Michael Parente, each of whom is an independent Trustee of the Trust. The Special Committee, together with its financial and legal advisors, will evaluate and consider the adequacy of Sprott's offer, if and when it is made.

The Special Committee has retained Bennett Jones LLP as its legal advisor. CIBC World Markets has been retained as financial advisor to CGT, and Dentons Canada LLP is acting as legal advisor to CGT.

For further information, contact:

D.F. King

North American Toll Free Phone:

1-800-251-7519

Outside North America, Banks, Brokers and Collect Calls:

1-201-806-7301

Email: inquiries@dfking.com

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At April 22, 2015, the Units were 99.0% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.